      As filed with the Securities and Exchange Commission on May 20, 1997.
                                                    Registration No. 333-______
-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM S-3

                            REGISTRATION STATEMENT
                                     Under
                          THE SECURITIES ACT OF 1933

                               GENSIA SICOR INC.
            (Exact name of registrant as specified in its charter)


           Delaware                                      33-0176647
(State or other jurisdiction of                       (I.R.S. Employer
 incorporation or organization)                      Identification No.)

                            9360 Towne Centre Drive
                          San Diego, California 92121
                                (619) 546-8300
         (Address, including zip code, and telephone number, including area code of registrant's principal executive offices)


                                  Copies to:
            DAVID F. HALE                        THOMAS E. SPARKS, JR., ESQ
President and Chief Executive Officer           Pillsbury Madison & Sutro LLP
          Gensia Sicor Inc.                            P. O. Box 7880
       9360 Towne Centre Drive                  San Francisco, CA 94120-7880
     San Diego, California 92121                       (415) 983-1000
           (619) 546-8300

          (Name, address, including zip code, and telephone number, including area code, of agent for service)

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement as determined by the Selling Stockholders.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: [ ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box: [x]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ]
                                _______________


                        CALCULATION OF REGISTRATION FEE

====================================================================================================================================
                                                                                               Proposed
                                                                     Proposed                  maximum
Title of each class of securities to be       Amount to be        maximum offering        aggregate offering         Amount of
              registered                       registered         price per share(1)            price             registration fee
------------------------------------------------------------------------------------------------------------------------------------

Common Stock, $.01 par                         5,528,160               $3.79                 $20,951,727               $6,350
value                                          shares(2)
====================================================================================================================================

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) based upon the average of the high and low prices of the Company's Common Stock on the Nasdaq National Market on May 15, 1997.

(2) Includes 1,842,720 shares of Common Stock reserved for issuance upon exercise of Warrants to be issued to the Selling Stockholders promptly after December 31, 1997. This Registration Statement also covers such indeterminate number of additional shares, if any, as shall be issuable from time to time as required pursuant to the terms of the Warrants.

                                _______________

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                   Subject to Completion, Dated May 20, 1997

                               GENSIA SICOR INC.

                        5,528,160 SHARES OF COMMON STOCK

                                    ________

     This Prospectus covers the public offering, which is not being underwritten, of 3,685,440 shares of Common Stock, par value $.01 of Gensia Sicor Inc. ("Gensia Sicor" or the "Company") held by certain persons named in this Prospectus (the "Selling Stockholders") and up to an additional 1,842,720 shares of Common Stock issuable upon the exercise of Warrants (the "Warrants") to purchase Common Stock held by the Selling Stockholders (such 5,528,160 shares of Common Stock being collectively referred to herein as the "Shares"). The Shares have been or may be issued by the Company in connection with a private placement (the "Private Placement") of 4,150,440 Units to certain accredited investors in March and April 1997. Each Unit consists of one share of Common Stock and a Warrant for the purchase of one-half share of Common Stock, at an exercise price of $4.1875 per share (subject to adjustment), for each share of Common Stock purchased in the Private Placement and held until December 31, 1997 (the "Warrant Determination Date"), such Warrants to be issued to the Selling Stockholders promptly following the Warrant Determination Date. The Company is obligated to use its best efforts to keep the registration statement, of which this Prospectus is a part, effective until December 31, 2004 or such earlier date as the Shares have been sold or may be sold under Rule 144(k) of the Securities Act of 1933, as amended.

     THIS PROSPECTUS COVERS ONLY DISPOSITIONS OF THE SHARES PURCHASED IN THE PRIVATE PLACEMENT AND SHARES ISSUABLE UPON EXERCISE OF THE WARRANTS, NOT THE ISSUANCE OR TRANSFER OF THE WARRANTS THEMSELVES. THE WARRANTS WILL NOT BE LISTED ON ANY SECURITIES EXCHANGE OR QUOTED IN ANY OVER-THE-COUNTER MARKET. The Company's Common Stock is traded on the Nasdaq National Market under the symbol "GNSA."

     Although the Company will receive up to approximately $7.7 million if the Warrants are issued and exercised in full, the Company will not receive any proceeds from the resale of the Shares, and is bearing the costs relating to this registration of such Shares. See "Selling Stockholders and Plan of Distribution."

                                 ______________

     THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK. SEE "RISK FACTORS" COMMENCING ON PAGE 4 OF THIS PROSPECTUS.
                                 ______________

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
     AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
          PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                                 ______________







                  The date of this Prospectus is May __, 1997

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company can be (i) inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C., and at the Commission's Chicago Regional Office, 500 West Madison Street, Chicago, Illinois; and New York Regional Office, 7 World Trade Center, New York, New York and (ii) accessed via a Web site maintained by the Commission (http://www.sec.gov). Copies of such material can also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549 at prescribed rates.

     The Company has filed with the Commission a Registration Statement on Form S-3 (Commission File No. 333-_________) under the Securities Act, with respect to the Common Stock offered hereby (the "Registration Statement"). This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the Common Stock, reference is made to the Registration Statement and the exhibits and schedules thereto. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete, and, in each instance, reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. Copies of the Registration Statement, including all exhibits thereto, may be obtained from the Commission's principal office in Washington, D.C. upon payment of the fees prescribed by the Commission, or may be examined without charge at the offices of the Commission.


                      DOCUMENTS INCORPORATED BY REFERENCE

     The following documents previously filed with the Commission are hereby incorporated by reference into this Prospectus:

     1. The Company's Annual Report on Form 10-K (File No. 0-18549), as amended by Form 10-K/A, for the year ended December 31, 1996;

     2. The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997;

     3. The Company's Current Report on Form 8-K, as amended by Form 8-K/A, dated February 28, 1997;

     4. The description of Gensia Sicor Common Stock set forth in the Registration Statement on Form 8-A filed on April 27, 1990; and

     5. The description of the rights to purchase Series I Participating Preferred Stock, $.01 par value, set forth in the Registration Statement on Form 8-A filed on March 23, 1992.

     All documents subsequently filed by Gensia Sicor pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering to which this Prospectus relates shall be deemed to be incorporated by reference into this Prospectus and to be part of this Prospectus from the date of filing thereof.

     Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus and the Registration Statement of which it is a part to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated herein modifies or replaces such statement. Any statement so modified or superseded shall not be deemed, in its unmodified form, to constitute a part of this Prospectus or such Registration Statement.

     Upon written or oral request, the Company will provide without charge to each person to whom a copy of this Prospectus is delivered a copy of the documents incorporated by reference herein (other than exhibits to such documents unless such exhibits are specifically incorporated by reference therein). Requests should be submitted in writing or by telephone at (619) 546-8300 to Gensia Sicor Inc., at the principal executive offices of the Company, 9360 Towne Centre Drive, San Diego, California 92121.


                                  THE COMPANY

     On February 28, 1997 Gensia Sicor Inc. (formerly Gensia, Inc.) completed its acquisition of Rakepoll Holding B.V. ("Rakepoll Holding") from Rakepoll Finance N.V. ("Rakepoll Finance"). Rakepoll Holding is the parent company of three specialty pharmaceutical businesses: SICOR-Societa Italiana Corticosteroidi S.p.A. ("Sicor") of Milan, Italy, and two companies located in
Mexico: Lemery S.A. de C.V. ("Lemery") and Sintesis Lerma, S.A. de C.V. ("Sintesis Lerma"). The newly combined company, Gensia Sicor Inc. is headquartered in San Diego, California.

     Sicor and Sintesis Lerma produce specialty bulk drug substances. Lemery manufactures oral and injectable finished multisource drug products. The specialty drug substances produced by Sicor and Sintesis Lerma are primarily used in parenteral or topical administration, including inhalation therapy, and almost all belong to one of three categories: (1) anticancer agents, (2) steroids or (3) non-depolarizing muscle relaxants used in anesthesia. The principal markets for Sicor's and Sintesis Lerma's specialty bulk drug substances are the U.S., Canada, the European Union and Japan. The finished multisource drug products manufactured by Lemery are sold primarily to the national health program in Mexico and are exported to certain countries in Central and South America, North Africa, the Middle East and Eastern Europe.

     Gensia Laboratories, Ltd. ("GLL") is a wholly-owned subsidiary of the Company. Prior to the acquisition of Rakepoll Holding, the Company's primary operating unit was GLL. GLL's primary emphasis is on the manufacture and marketing of oncology, anesthesiology and other key multisource pharmaceuticals for the North American market. In addition, GLL provides contract manufacturing support and services to a number of pharmaceutical and biotechnology companies.

                                  RISK FACTORS

     In addition to the other information contained in this Prospectus, the following factors should be considered carefully before purchasing the shares of Common Stock offered hereby.

FUTURE CAPITAL NEEDS; UNCERTAINTY OF ADDITIONAL FUNDING

     The Company's current operating plan includes funding its research activities primarily through its collaborations with other pharmaceutical companies. To the extent the Company is unable to fund its research activities through these collaborations, the Company plans to reduce its research expenses to the level necessary to fulfill its obligations under its agreement with Pfizer Inc. dated as of May 1, 1996. The Company will need to raise additional funds through equity, debt and/or lease financings. Additional funds may not be available on acceptable terms or at all. If the Company is unable to raise additional funds, the Company will need to reduce spending levels so that it would be able to maintain operations beyond 1997 with existing assets, lease lines and credit arrangements. The change to current planned operations would include reductions in capital expenditures, reduction in spending for the development of new products and reductions in workforce. If implemented, such changes could have a material adverse effect on the Company.

LOSS HISTORY; UNCERTAINTY OF FUTURE PROFITABILITY

     Gensia Sicor was founded in 1986, has never made an annual profit, and has never had positive annual cash flow from operations. As of March 31, 1997, Gensia Sicor had an accumulated deficit of approximately $303.9 million. For the years ended December 31, 1994, 1995 and 1996, Gensia Sicor had net losses applicable to common shares of $56.1 million, $11.9 million, and $51.8 million, respectively. Gensia Sicor may incur additional losses in the future and expects that its near term losses will continue. Gensia Sicor may never achieve profitable operations.

COMPETITION

     Gensia Sicor is engaged in a rapidly evolving field. Competition from large pharmaceutical companies, biotechnology companies, medical device companies and other companies is intense and expected to increase. Many of these companies have substantially greater financial resources and experience in developing, manufacturing and marketing pharmaceutical products than Gensia Sicor. There can be no assurance that competitors will not succeed in developing technologies and products that are more effective or that would render the technology and products of Gensia Sicor and its subsidiaries obsolete or noncompetitive.
Gensia Sicor competes in the highly competitive multisource (generic) injectable drug industry with numerous other pharmaceutical manufacturers, many of which are established companies with greater financial and other resources than Gensia Sicor. There can be no assurance that Gensia Sicor will be able to continue to compete effectively in this market. Because selling prices of multisource injectable drug products typically decline as competition intensifies, the profitability of Gensia Sicor will depend in part on its ability to develop and introduce selected new products to the market in a timely manner, to obtain raw materials at competitive prices and to improve the efficiency of their production capability. The development and commercialization process is time consuming and costly. Delays in any part of the process or the inability of Gensia Sicor to obtain regulatory approval for its products could materially and adversely affect the company. During 1995 and early 1996, a number of competitors received FDA approval to market injectable etoposide, which was one of GLL's largest products in 1995 and 1996. These approvals have had and are expected to continue to have a material adverse impact on Gensia Sicor's sales of, and gross profits from, etoposide.

DEPENDENCE ON KEY PERSONNEL

     The success of Gensia Sicor depends in large part upon its ability to attract and retain qualified scientific, manufacturing, marketing and management personnel. Gensia Sicor faces competition for such personnel from other companies, academic institutions, government entities and other organizations. In addition, the success of Gensia Sicor will be dependent upon certain key personnel associated with the Company, the loss of which may have a material adverse effect on the Company's business operations.

UNCERTAINTY OF PROTECTION OF PATENTS AND PROPRIETARY TECHNOLOGY

     The success of Gensia Sicor will depend, in part, on its ability to obtain patents, maintain trade secret protection and operate without infringing on the proprietary rights of third parties. There can be no assurance that the patent applications of Gensia Sicor will be approved, that Gensia Sicor will develop additional proprietary products that are patentable, that any issued patents will provide Gensia Sicor with any competitive advantages or will not be challenged by any third parties, or that the patents of others will not have an adverse effect on the ability of Gensia Sicor to develop its products. Certain technologies that may be used to develop products of Gensia Sicor are not covered by any patent or patent application. To the extent that such products are not covered by valid patents, there can be no assurance that others will not independently develop similar products or duplicate any of such products or that trade secrets can be maintained. The protections afforded by patents will depend upon their scope and validity, and others may be able to design around any patented products developed by Gensia Sicor. In addition, Gensia Sicor may be required to obtain licenses to patents or other proprietary rights of third parties which may not be available on acceptable terms. If Gensia Sicor does not obtain such licenses, product introductions could be delayed or foreclosed. There can be no assurance that Gensia Sicor will have sufficient funds to obtain, maintain and enforce patents on its products or its technology, to obtain licenses that may be required in order to develop and commercialize its products, to contest patents obtained by third parties, or to defend against suits brought by third parties.

DEPENDENCE UPON SUCCESSFUL INTEGRATION OF GENSIA SICOR, SICOR, LEMERY AND SINTESIS LERMA

     Achieving the anticipated benefits of the acquisition of Sicor, Lemery and Sintesis Lerma will depend in part upon whether the integration of the companies' businesses is accomplished in an efficient and effective manner, and there can be no assurance that this will occur. The combination of Gensia Sicor, Sicor, Lemery and Sintesis Lerma is requiring, among other matters, integration of each of the combining companies' respective development, administrative, finance, sales, product support, distribution and marketing organizations, as well as the integration of each such companies' product offerings and development activities. Of particular significance to successful integration of the combining companies' businesses is reassuring Gensia Sicor's customers that product support and distribution will continue uninterrupted. There can be no assurance that such integration will be accomplished smoothly or successfully. Further, there can be no assurance that the operations, managements or personnel of the combining companies will be compatible or that Gensia Sicor will not experience the loss of key personnel. The difficulties of such integration may be increased by the necessity of coordinating organizations located in different countries. The integration of certain operations requires the dedication of management resources which may temporarily distract from the day-to-day business of the combined company. Additionally, the costs incurred and difficulties encountered in the transition process may, at least in the short term, have an adverse impact on the combined company's operations. The inability of management to integrate the operations of the companies successfully could have a material adverse effect on the business and results of operations of the combined company.

POTENTIAL INABILITY TO OBTAIN RAW MATERIALS OR MANUFACTURE PRODUCTS

     Gensia Sicor depends on third party manufacturers for bulk raw materials for its products. These raw materials are generally available from a limited number of sources, and certain raw materials are available only from foreign sources. In addition, GLL utilizes sole sources of supply for certain raw materials used in the manufacture of its products and certain packaging components. Any disruption in one or more of these supply sources could have a material adverse effect on Gensia Sicor.

UNCERTAINTY OF PHARMACEUTICAL PRICING, REIMBURSEMENT AND RELATED MATTERS

     The levels of revenues and profitability of pharmaceutical companies will be affected by the continuing efforts of governmental and third party payors to contain or reduce the costs of health care through various means. For example, in certain foreign markets pricing or profitability of prescription pharmaceuticals is subject to government control. In the United States, there have been, and Gensia Sicor expects that there will continue to be, a number of federal and state proposals to implement government controls. While Gensia Sicor cannot predict whether any such legislative or regulatory proposals or reforms will be adopted or the effect such proposals or reforms may have on its businesses, the announcement of such proposals or reforms could have a material adverse effect on Gensia Sicor's ability to raise capital and the adoption of such proposals or reforms could have a material adverse effect on Gensia Sicor's businesses, financial condition and profitability. In addition, in both the United States and elsewhere, sales of prescription pharmaceuticals are dependent in part on the availability of reimbursement to the consumer from third party payors, such as government and private insurance plans. Third party payors are increasingly challenging the prices charged for medical products and services. There can be no assurance that any of the products of Gensia Sicor will be considered cost effective and that reimbursement to the consumer will be available or will be sufficient to allow Gensia Sicor to sell its products on a competitive basis.

PRODUCT LIABILITY EXPOSURE; INADEQUACY OR UNAVAILABILITY OF PRODUCT LIABILITY INSURANCE

     Gensia Sicor, as a manufacturer of finished drug products, faces an inherent exposure to product liability claims in the event that the use of any of its technology or products is alleged to have resulted in adverse effects. This exposure exists even with respect to those products that receive regulatory approval for commercial sale, as well as those undergoing clinical trials. While Gensia Sicor has taken and will continue to take what it believes are appropriate precautions, there can be no assurance that it will avoid significant product liability exposure. Adequate insurance coverage might not be available at acceptable costs, if at all, and product liability claims could adversely affect the business or financial condition of Gensia Sicor.

     In addition, as a manufacturer of bulk drug substances, Gensia Sicor supplies other pharmaceutical companies with active ingredients which are contained in finished products. The ability of Gensia Sicor to avoid significant product liability exposures depends upon its ability to negotiate appropriate commercial terms and conditions with its customers and its customers' manufacturing, quality control and quality assurance practices. There is no assurance that adequate insurance coverage will be available at acceptable costs, if at all, to insure against such exposures or that Gensia Sicor will be able to negotiate satisfactory terms and conditions with its customers. Commencing in 1995, Sicor received claims from certain of its customers in connection with the shipment of contaminated products. Rakepoll Holding recorded a provision of approximately $1.6 million in its financial statements for the year ended December 31, 1996 which represented management's estimate of product rework costs, attorney's costs and other settlement costs. Actual costs to be incurred in relation to the ultimate settlement may vary from the amount estimated.

UNCERTAINTY REGARDING MEXICAN ECONOMIC FACTORS, GOVERNMENT POLICIES AND
INFLATION

     The Mexican government has exercised and continues to exercise significant influence over many aspects of the Mexican economy. Accordingly, Mexican government actions could have a significant effect on Lemery and Sintesis Lerma, and on market conditions and prices in Mexico. Further, on a cumulative basis, the inflation rate has exceeded 100% in Mexico over the three-year period ended December 1996. There can be no assurance that actions by the Mexican government, future developments in the Mexican economy or Mexico's political, social or economic situation will not adversely affect the operations of Lemery and Sintesis Lerma.

RISKS RELATED TO INTERNATIONAL OPERATIONS

     During 1995 and 1996 a significant percentage of the revenues of each of Sicor, Lemery and Sintesis Lerma were derived from sales of pharmaceuticals outside of Western Europe, Japan and the United States. Operations outside of Western Europe, Japan and the United States are subject in varying degrees to risks involved in doing business abroad such as war, civil disturbances, adverse governmental actions (which may disrupt or impede operations and markets, restrict the movement of funds, impose limitations on foreign exchange transactions or result in the expropriation of assets) and economic and governmental instability. There can be no assurance that Gensia Sicor will not experience material adverse developments with respect to its operations outside of Western Europe, Japan and the United States and that such developments, if they were to occur, would not have a material adverse effect on the results of operations and financial conditions of Gensia Sicor.

ENVIRONMENTAL MATTERS

     Gensia Sicor is subject to numerous environmental regulations in the jurisdictions in which it operates, including regulations relating to the handling, transport and disposal of hazardous materials and the protection of the environment. In certain of these jurisdictions, protection of the environment is becoming an area of increased governmental scrutiny and surveillance. While Gensia Sicor has implemented practices to comply with applicable regulations, the cost of doing so in the future may become prohibitive and may have a significant adverse impact on the companies' operations. There is no assurance that Gensia Sicor will, in fact, be able to comply with all applicable laws and regulations or that such laws and regulations will not have a material adverse impact on the companies' operations. In addition, Sicor maintains liability insurance for certain environmental risks which its management believes to be appropriate and in accordance with industry practice. There can be no assurance, however, that Sicor will not incur liabilities beyond the limits or outside the coverage of its insurance.

CURRENCY FLUCTUATIONS

     Gensia Sicor has significant operations in several countries, including the United States, Italy, and Mexico. In addition, purchases and sales are made in a large number of other countries. As a result, the business is subject to the risk and uncertainties of foreign currency fluctuations. While Gensia Sicor has policies and strategies to minimize this risk, there can be no assurance that such policies and strategies will be effective in preventing significant negative financial adjustments in the future.

CONTROL BY RAKEPOLL FINANCE

     Rakepoll Finance owns 29,500,000 shares of Gensia Sicor Common Stock and pursuant to a Shareholder's Agreement, dated as of November 12, 1996, as amended December 21, 1996 and February 28, 1997, by and between Gensia Sicor and Rakepoll Finance, has designated three of Gensia Sicor's ten directors, who in turn designated (jointly with two executive officer directors of Gensia Sicor) five additional directors. In addition, the consent of the Rakepoll Finance designated directors is required for Gensia

Sicor to take certain actions, such as a merger or sale of all or substantially all of the business or assets of Gensia Sicor and certain issuances of securities. As a result of its ownership of Gensia Sicor Common Stock, Rakepoll Finance may be able to control substantially all matters requiring approval by the stockholders of Gensia Sicor, including the election of directors and the approval of mergers or other business combination transactions.

POSSIBLE VOLATILITY OF STOCK PRICE; DIVIDEND POLICY

     The market price of the shares of Gensia Sicor Common Stock, like that of the common stock of many other life sciences companies, has been and is likely to continue to be highly volatile, and the market for securities of such companies has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. The market price of Gensia Sicor Common Stock could be subject to significant fluctuations in response to variations in Gensia Sicor's anticipated or actual operating results, sales of substantial amounts of Gensia Sicor Common Stock, other issuances of substantial amounts of Gensia Sicor Common Stock pursuant to pre-existing obligations, announcements concerning Gensia Sicor or its competitors, including the results of testing, technological innovations or new commercial products or services, developments in patent or other proprietary rights of Gensia Sicor or its competitors, including litigation, conditions in the life sciences or pharmaceuticals industries, governmental regulation, health care legislation, public concern as to the safety of Gensia Sicor's products, changes in estimates of Gensia Sicor's performance by securities analysts, market conditions for life sciences stocks in general, and other events or factors.

     Gensia Sicor has never paid cash dividends on Gensia Sicor Common Stock. Gensia Sicor presently intends to retain earnings, if any, for the development of its businesses and does not anticipate paying any cash dividends on Gensia Sicor Common Stock in the foreseeable future. Unless full cumulative dividends are paid on Gensia Sicor's outstanding $3.75 Convertible Exchangeable Preferred Stock, $.01 par value ("Convertible Preferred Stock"), cash dividends may not be paid or declared and set aside for payment on Gensia Sicor Common Stock. Through March 1997, the Company has approximately $7.5 million in undeclared cumulative preferred dividends on such Convertible Preferred Stock. Gensia Sicor did pay quarterly cash dividends in the aggregate amount of $4.5 million on Convertible Preferred Stock in September and December of 1996 and March of 1997. If Gensia Sicor chooses not to declare dividends for six cumulative quarters, the holders of Convertible Preferred Stock, voting separately as a class, will be entitled to elect two additional directors until the dividend in arrears has been paid.

SUBORDINATION OF COMMON STOCK TO NOTES AND PREFERRED STOCK

     The Company recently sold to an investor subordinated convertible notes in an aggregate principal amount of $20 million ("Notes"). The Company's Common Stock will be expressly subordinate to the Notes and to the Series A Preferred Stock into which the Notes are convertible in the event of the liquidation, dissolution or winding up of the Company. The Company's Common Stock is also subordinate to the approximately $75,000,000 (plus accrued and unpaid dividends) liquidation preference of the Company's outstanding $3.75 Convertible Exchangeable Preferred Stock.

EFFECT OF CERTAIN ANTI-TAKEOVER PROVISIONS

     Gensia Sicor's Certificate of Incorporation and Bylaws include provisions that could discourage potential takeover attempts and make attempts by its stockholders to change management more difficult. The approval of 66-2/3% of Gensia Sicor's voting stock is required to approve certain transactions and to take certain stockholder actions, including the calling of a special meeting of stockholders and the amendment of any of the anti-takeover provisions contained in Gensia Sicor's Certificate of Incorporation. Further, pursuant to the terms of its stockholder rights plan, Gensia Sicor has distributed a dividend of one right for each outstanding share of Gensia Sicor Common Stock. These rights will cause a substantial dilution to a person or group that attempts to acquire Gensia Sicor on terms not approved by the Gensia Sicor Board of Directors and may have the effect of deterring hostile takeover attempts.

                                 CAPITAL STOCK

     The authorized capital stock of Gensia Sicor consists of 125,000,000 shares of Common Stock, $.01 par value, and 5,000,000 shares of preferred stock, $.01 par value, of which 160,000 shares have been designated Series I Preferred Stock and 1,840,000 shares have been designated $3.75 Convertible Exchangeable Preferred Stock.

COMMON STOCK

     As of April 30, 1997, there were 74,276,387 shares of Common Stock outstanding held by approxi mately 724 stockholders of record. The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Gensia Sicor's Restated Certificate of Incorporation (the "Certificate") does not provide for cumulative voting. Subject to preferences that may be applicable to any then outstanding preferred stock including the $3.75 Convertible Exchangeable Preferred Stock, holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of Gensia Sicor, holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock. Holders of Common Stock have no redemption, conversion or preemptive rights. All outstanding shares of Common Stock are fully paid and nonassessable.

                           INCOME TAX CONSIDERATIONS

     Each prospective purchaser should consult his or her own tax advisor with respect to the income tax issues and consequences of holding and disposing of the Common Stock.

                 SELLING STOCKHOLDERS AND PLAN OF DISTRIBUTION

     The following table sets forth certain information known to the Company with respect to the beneficial ownership of the Company's Common Stock as of April 30, 1997 by each Selling Stockholder. All of the Selling Stockholders acquired the Shares offered hereby pursuant to the terms of Unit Purchase Agreements entered into between the Company and the Selling Stockholders in March and April 1997 in connection with the Private Placement. The Selling Stockholders purchased a total of 3,685,440 Units at a price of $4.1875 per Unit in the Private Placement. Each Unit consisted of one share of Common Stock and a Warrant for the purchase of one-half share of Common Stock, at an exercise price of $4.1875 per share (subject to adjustment), for each share of Common Stock purchased in the Private Placement and held until December 31, 1997, such Warrants to be issued promptly following the Warrant Determination Date.

     The Unit Purchase Agreements require the Company to register with the Commission the resale of all of all of the Shares acquired and acquirable under the Unit Purchase Agreements. Due to (i) the ability of the Selling Stockholders to determine independently when and whether they will sell the Shares under the registration statement of which this Prospectus is a part and
(ii) the uncertainty as to how many Warrants will be issued and exercised, the Company is unable to determine the exact number of Shares that will actually be sold.

     As of April 30, 1997 there were 20 Selling Stockholders, as set forth below. Share ownership information is based solely upon either information furnished to the Company or reports furnished to the Company by the respective individuals or entities, as the case may be, pursuant to the rules of the
Commission:

                                                                                                                  % of Common
                                                                                                                  Stock To Be
                                                      Shares of             Shares                                Held After Sale
                                                     Common Stock          Potentially         Other              Assuming Full
                                                   Held as a Result       Issuable Upon        Shares             Issuance and
                                                    of the Private         Exercise of        of Common           Exercise of
Selling Stockholder                                   Placement            the Warrants      Stock Owned(1)       the Warrants
--------------------                              -----------------       --------------     --------------       -------------
Capital Research and Management
 Company on behalf of The
 Growth Fund of America, Inc.........................1,125,000                562,500          1,332,202               1.8
President and Fellows of Harvard College.............  500,000                250,000                  0                 *
Oracle Partners, L.P.................................  478,000                239,000                  0                 *
Corner Bank Ltd......................................  340,000                170,000                  0                 *
GSAM Oracle Fund, Inc................................  305,000                152,500                  0                 *
Garo H. Armen........................................  150,000/(2)/            75,000/(3)/       280,000/(4)/            *
Credit Suisse First Boston Corporation/(5)/..........  120,000                 60,000                  0                 *
Elliot Bossen........................................  120,000                 60,000                  0                 *
Carlo Salvi/(6)/.....................................  100,000                 50,000         29,990,000/(7)/         40.5
Quasar International Partners, C.V...................   95,000                 47,500                  0                 *
Oracle Institutional Partners, C.V...................   77,000                 38,500                  0                 *
Curran Partners L.P..................................   50,000                 25,000                  0                 *
Donald E. Panoz......................................   50,000/(8)/            25,000/(8)/       600,000/(9)/            *
MedCap Corp. I.......................................   46,500                 23,250                  0                 *
ProMed Partners, L.P.................................   43,000                 21,500                  0                 *
Professional Edge Fund L.P...........................   25,000                 12,500                  0                 *
James C. Blair, Ph.D.................................   24,000                 12,000            103,629/(10)/           *


Odin Partners L.P.............................          15,000             7,500                 0                *
Whitney Emerging Growth and Value Fund........          11,940             5,970                 0                *
David F. Hale.................................          10,000             5,000             6,310/(11)/        1.4
                                                     ---------         ---------
                                                     3,685,440         1,842,720

*   Less than one percent.

(1) Includes shares of Common Stock owned by the Selling Stockholders which are not covered by this Prospectus.

(2) Includes 75,000 shares held by Armen Partners, L.P. and 75,000 shares held by Armen Partners Offshore Fund, Ltd.

(3) Includes 37,500 shares potentially issuable upon exercise of the Warrants to each of Armen Partners, L.P. and Armen Partners Offshore Fund, Ltd.

(4) Includes 142,800 shares owned by Armen Partners, L.P., 91,800 shares held by Armen Partners Offshore Fund, Ltd. and 45,400 shares held by GHA Management Corp. (collectively, the "Armen Affiliates"). Mr. Armen has voting and investment power over the shares held by each of the Armen Affiliates, and therefore may be deemed to be the beneficial owner of the shares held by such entities. Mr. Armen disclaims beneficial ownership of all shares held by such entities except to the extent of his pecuniary interest therein.

(5) Credit Suisse First Boston Corporation has in the past and may in the future provide certain financial advisory Corporation services to the Company for which it has received and may receive customary fees and reimbursement of expenses.

(6) Mr. Salvi is Chairman of Sicor, a director of the Company and Chairman of the Company's executive operating committee. Alco Chemicals, Ltd. ("Alco"), a company wholly-owned by Mr. Salvi, acts as a sales agent for certain bulk pharmaceutical product produced by Sicor, in exchange for a commission of 4% of sales. Additionally, Alco acts as a distributor for Sicor with respect to certain other bulk pharmaceutical products pursuant to a series of distribution agreements (the "Distribution Agreements"). The Company intends to execute prior to June 30, 1997 an agreement (the "New Agency Agreement") between the Company (or certain of its subsidiaries) and Alco pursuant to which (i) each of the Distribution Agreements will formally be cancelled, effective no later than June 30, 1997, and (ii) concurrent with the effective date of such cancellation, Alco will be appointed as a non-exclusive sales agent for certain bulk pharmaceutical products produced by certain subsidiaries of the Company, in exchange for a commission of 4% of sales. Thereafter, the parties will determine, from time to time, those bulk pharmaceutical products which Alco will act as a sales agent, which products will be set forth in an exhibit to the New Agency Agreement.

(7) Includes 29,500,000 shares owned by Rakepoll Finance, a majority-owned direct subsidiary of Karbona Industries Ltd., which is wholly-owned by Mr. Salvi. Also includes 440,000 shares owned by Nora Real Estate S.A. and 50,000 shares owned by Alco, both of which are wholly-owned by Mr. Salvi.

(8) Includes 50,000 shares held by, and 25,000 shares potential issuable upon the exercise of Warrant to, Fountainhead Holding Ltd.

(9) Includes 200,000 shares Mr. Panoz has the right to acquire within 60 days of April 30, 1997 pursuant to the exercise of options. Also includes 300,000 shares which Mr. Panoz may have the right to acquire within 60 day of April 30, 1997 pursuant to the exercise of options that vest upon the attainment of certain corporate objectives. Mr. Panoz is Chairman of the Company's Board of Directors.

(10) Includes 15,811 shares which Dr. Blair has the right to acquire within 60 days of April 30, 1997 pursuant to the exercise of options and warrants. Includes 1,125 shares beneficially owned by Domain Partners, L.P. Dr. Blair is a General Partner of One Palmer Square Associates, L.P., the general partner of Domain Partners, L.P. Includes 50,000 shares which Domain Partners III, L.P. has the right to acquire within 60 days of April 30, 1997. Dr. Blair is a General Partner of One Palmer Square Associates III, L.P., the general partner of Domain Partners III, L.P. Dr. Blair has an indirect beneficial interest in these shares. Includes 1,509 shares beneficially owned by Domain Associates Profit Sharing Plan. Includes 4,125 shares which Domain Associates has the right to acquire within 60 days of April 30, 1997 pursuant to the exercise of warrants. Dr. Blair is a director of the Company.

(11) Includes 508,000 shares held by a trust as to which Mr. Hale has shared voting and investment power, 54,000 shares held by Mr. Hale as custodian for his minor children as to which Mr. Hale has sole voting and investment power, and 350,579 shares which Mr. Hale has the right to acquire within 60 days of April 30, 1997 pursuant to the exercise of options and warrants. Mr. Hale is President, Chief Executive Officer and a director of the Company.



     Pursuant to the Registration Statement of which this Prospectus is a part, the Common Stock may be sold by the Selling Stockholders from time to time while this Registration Statement is effective in the over-the-counter market or otherwise at prices and terms prevailing at the time of sale or in negotiated transactions. Although no Selling Stockholder has advised the Company that it currently intends to sell the Common Stock, pursuant to this Registration Statement, any Selling Stockholder may choose to sell all or a portion of the Common Stock from time to time in the manner described above. The methods by which the Common Stock may be sold by the Selling Stockholders in one or more of the following transactions may include: (a) block trades in which the broker or dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction,
(b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus, and (c) ordinary brokerage transactions in which the broker solicits purchasers. In effecting sales, brokers and dealers engaged by a Selling Stockholder may arrange for other brokers or dealers to participate. Brokers or dealers may receive commissions or discounts from a Selling Stockholder in amounts to be negotiated (and, if such broker or dealer acts as agent for the purchaser of such shares, from such purchaser). Brokers or dealers may agree with a Selling Stockholder to sell a specified number of shares at a stipulated price per share, and, to the extent such a broker or dealer is unable to do so acting as agent for a Selling Stockholder, to purchase as principal any unsold shares at the price required to fulfill such broker or dealer commitment to such Selling Stockholder. Brokers or dealers who acquire shares as principals may thereafter resell such shares from time to time in transactions (which may involve crosses and book transactions and which may involve sales to and through other brokers or dealers, including transactions, of the nature described above) in the over-the-counter market, in negotiated transactions or otherwise, at market prices prevailing at the time of sale or at negotiated prices, and in connection as described above.

     The Company has agreed to indemnify the Selling Stockholders against certain liabilities in connection with this registration, including liabilities under the Securities Act.


                                 LEGAL MATTERS

     Certain legal matters with respect to the validity of the Common Stock offered hereby are being passed upon for the Company by Pillsbury Madison & Sutro LLP, San Francisco California. A member of the law firm of Pillsbury Madison & Sutro LLP owns 30,000 shares of Common Stock.

                                EXPERTS

   The consolidated financial statements of Gensia Sicor Inc. appearing in Gensia Sicor Inc.'s Annual Report (Form 10-K) for the year ended December 31, 1996, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Additionally, the consolidated financial statements of Rakepoll Holding appearing in Gensia Sicor's Current Report on Form 8-K, as amended by Form 8-K/A, dated February 28, 1997 have been audited by KPMG Accountants N.V., as set forth in their report included therein and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such reports given upon the authority of such firms as experts in accounting and auditing.


======================================   ======================================


                                                    6,225,660 Shares
                                                      Common Stock

    No dealer, salesperson or any
    other person has been authorized
    to give any information or to
    make any representation not
    contained in this Prospectus in
    connection with the offer made by
    this Prospectus and, if given or
    made, such information or                      GENSIA SICOR INC.
    represen tation must not be
    relied upon as having been autho
    rized by the Company or the
    Selling Stockholders. This
    Prospectus does not constitute an
    offer to sell or a solicitation
    of an offer to buy any securities
    other than the registered
    securities to which it relates,
    or an offer in any jurisdiction
    to any person to whom it is
    unlawful to make such an offer in
    such jurisdiction. Neither the
    delivery of this Prospectus nor
    any sale made hereunder shall,
    under any circumstances, create
    any implication that the
    information contained herein is
    correct at any time subsequent to
    the date hereof.

                ---------                         ---------------
                                                     PROSPECTUS
                                                  ---------------








                                                  ---------------




                                                   MAY ___, 1997


======================================   =======================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the various expenses in connection with the sale and distribution of the securities being registered hereby, other than underwriting discounts and commissions. All amounts are estimated except the Securities and Exchange Commission registration fee and the Nasdaq National Market listing fee.

                                               Amount
                                              --------

     SEC registration fee..................... $ 6,250
     Blue Sky fees and expenses...............   1,000
     Accounting fees and expenses.............  10,000
     Legal fees and expenses..................  20,000
     Registrar and transfer agent's fees......   5,000
     NNM listing fee..........................  17,500
     Miscellaneous fees and expenses..........     250
                                               -------
          Total............................... $60,000
                                               =======

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law (the "Delaware GCL") permits the Company's board of directors to indemnify any person against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with any threatened pending or completed action, suit or proceeding in which such person is made a party by reason of his being or having been a director, officer, employee or agent of the Company, in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the "Act"). The Delaware GCL provides that indemnification pursuant to its provisions is not exclusive of other rights of indemnification to which a person may be entitled under any by-law, agreement, vote of stockholders or disinterested directors, or otherwise.

     Article IX of the Company's Restated Certificate of Incorporation provides for indemnification of the Company's directors, officers, employees and other agents to the maximum extent permitted by law.

     As permitted by Sections 102 and 145 of the Delaware GCL, the Company's Restated Certificate of Incorporation eliminates a director's personal liability for monetary damages to the Company and its stockholders arising from a breach or alleged breach of such director's fiduciary duty, except for liability under
Section 174 of the Delaware GCL or liability for any breach of the director's duty of loyalty to the Company or its stockholders, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law or for any transaction from which the director derived an improper personal benefit.

     In addition, the Company has entered into separate indemnification agreements with its directors and officers that will require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers to the fullest extent not prohibited by law.

ITEM 16.  UNDERTAKINGS

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Act"), may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned Company hereby undertakes:

          (1) To file during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement; (i) to include any prospectus required by Section 10(a)(3) of the Act; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement; provided, however, that paragraphs (i) and (ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") that are incorporated by reference in this Registration Statement.

          (2) That, for the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (4) For purposes of determining any liability under the Act, each filing of the Registrant's annual report pursuant to Section 13(a) or
     Section 15(d) of the Exchange Act which is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES
                                   ----------


     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3, and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, May 19, 1997.

                             GENSIA SICOR INC.



                             By /s/ John W. Sayward
                                --------------------------------
                                      John W. Sayward
                                Vice President, Finance, Chief
                                Financial Officer and Treasurer
                          (Principal Financial and Accounting Officer)


                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that the person whose signature appears below consti tutes and appoints David F. Hale and John W. Sayward and each of them, his true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, to this Registration Statement, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact and agents or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:


Signature                            Title                              Date
------------                         -----                              ----

/s/ David F. Hale            President, Chief Executive             May 19, 1997
------------------------     Officer and Director (Principal
      David F. Hale          Executive Officer)


/s/ John W. Sayward          Vice President, Finance, Chief         May 19, 1997
------------------------     Financial Officer, and Treasurer
   John W. Sayward           (Principal Financial and Principal
                             Accounting Officer)

/s/ Donald E. Panoz                Chairman of the Board           May 19, 1997
----------------------------
  Donald E. Panoz

/s/ Jerry C. Benjamin              Director                        May 19, 1997
----------------------------
  Jerry C. Benjamin

/s/ James C. Blair, Ph. D.         Director                        May 19, 1997
----------------------------
    James C. Blair, Ph.D.

/s/ Michael D. Cannon              Director                        May 19, 1997
----------------------------
   Michael D. Cannon

/s/ Herbert J. Conrad              Director                        May 19, 1997
----------------------------
   Herbert J. Conrad

/s/ Carlo Salvi                    Director                        May 19, 1997
----------------------------
   Carlo Salvi

/s/ Patrick D. Walsh               Director                        May 19, 1997
----------------------------
   Patrick D. Walsh

/s/ L. John Wilkerson, Ph. D.      Director                        May 19, 1997
-----------------------------
    L. John Wilkerson, Ph.D.


                                 EXHIBIT INDEX
                                 -------------

     EXHIBIT
     NUMBER             DESCRIPTION OF DOCUMENT
     ------             -----------------------
     3(i)/(1)/          Restated Certificate of Incorporation of Gensia Sicor
                        (3(i)).*

     3(ii)/(1)/         Bylaws of Gensia Sicor (3(ii)).

     4.1/(2)/ Form of Unit Purchase Agreement between Gensia Sicor and the Selling Stockholders (4.1).

     4.2/(3)/           Form of Certificate for Gensia Sicor Common Stock with
                        Rights Legend.(4.1)

     5.1 Opinion of Pillsbury Madison & Sutro LLP regarding the legality of the securities being registered.

     23.1               Consent of Ernst & Young LLP, independent auditors.

     23.2               Consent of KPMG Accountants N.V., independent auditors.

     23.3 Consent of Pillsbury Madison & Sutro LLP (included in its opinions filed as Exhibit 5.1 to this Registration
                        Statement).

     24.1               Power of Attorney (see page II-4).
____________________

(1)  Incorporated by reference to the Company's Current Report on Form 8-K dated
     February 28, 1997 (No. 0-18549).

(2) Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997.

(3)  Incorporated by reference to the Company's Registration Statement on Form
     S-4 (No. 33-94778)

* Parenthetical references after description of exhibits relate to the exhibit number under which exhibits were initially filed.